UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. —)*

LDK Solar Co., Ltd.

(Name of Issuer)

Ordinary shares, par value $0.10 each

(Title of Class of Securities)

50183L 10 7

(CUSIP Number)

Mr. Xiaofeng Peng Hi-Tech Industrial Park Xinyu City, Jiangxi Province 338032, China +852 2291 6059

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communication)

Increase in shareholding as of September 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: The CUSIP number is for the American depository shares (“ADSs”) evidencing the ordinary shares in respect of which this report is made, which are held on deposit pursuant to the issuer’s depository receipt program. The ordinary shares that are the subject of this report may or may not be held in ADS form.

CUSIP No. 50183L 10 7

1.	Name of Reporting Persons LDK New Energy Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF with a wealth management related bridge financing, which bridge financing was paid off in full on September 26, 2011.
5.	Check if Disclosure of Legal proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 76,267,451
	8.	Shared Voting Power
	9.	Sole Dispositive Power 76,267,451
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,267,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 56.98%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 50183L 10 7

1.	Name of Reporting Persons Xiaofeng Peng
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF with a wealth management related bridge financing, which bridge financing was paid off in full on September 26, 2011.
5.	Check if Disclosure of Legal proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 76,267,451
	8.	Shared Voting Power
	9.	Sole Dispositive Power 76,267,451
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,267,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 56.98%
14.	Type of Reporting Person (See Instructions) IN

Item 1 Security and Issuer:

Ordinary shares, par value $0.10 each, of LDK Solar, Co., Ltd. at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, China

Item 2 Identity and Background:

(i) LDK New Energy Holding Limited, incorporated and existing under the laws of the British Virgin Islands, with its principal business and office at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, China. Its principal business is investment holding. During the last five years, LDK New Energy Holding Limited has not been convicted in any criminal proceeding. During the last five years, LDK New Energy Holding Limited has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) Mr. Xiaofeng Peng, citizen of the People’s Republic of China, has a business address at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, China. During the last five years, Mr. Peng has not been convicted in any criminal proceeding. During the last five years, Mr. Peng has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration:

As of September 19, 2011, LDK Solar, Co., Ltd. allotted and issued 4,374,315 ordinary shares to LDK New Energy Holding Limited for a cash consideration of $25,790,086.38, with a wealth management related bridge financing from a financial institution, which bridge financing was paid off in full on September 26, 2011.

Item 4 Purpose of Transaction:

LDK Solar Co., Ltd., pursuant to a share repurchase program established on June 27, 2011, repurchased American depositary shares, each representing one of its ordinary shares, in the open market or through privately negotiated transactions, for an aggregate amount of $110 million between July 11 and August 26, 2011, which exceeded the permitted Restricted Payments under the Indenture dated February 28, 2011 relating to its US$-Settled 10% Senior Notes due 2014 by $12.8 million. As a remedy and for other corporate purposes, on September 19, 2011, LDK Solar Co., Ltd. privately issued and placed 4,374,315 ordinary shares at a price of US$5.8958 per share, the average repurchase price under the share repurchase program, for an aggregate of US$25,790,086 to LDK New Energy Holding Limited.

Item 5 Interest in Securities of the Issuer:

LDK New Energy Holding Limited has from time to time entered into loan facilities with financial and banking institutions, with certain of its assets, including its shareholdings in LDK Solar Co., Ltd., as collateral to secure such financing.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7 Material to be Filed as Exhibits:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2011
(Date)

LDK New Energy Holding Limited

/s/ Xiaofeng Peng
Name:	Xiaofeng Peng
Title:	Director

Xiaofeng Peng

/s/ Xiaofeng Peng
Xiaofeng Peng

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Joint Filing Agreement